File No. 70-____

                          SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549

                                       FORM U-1

                                     APPLICATION

                                      UNDER THE

                      PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                        Fidelity Management & Research Company
                               82 Devonshire Street F7D
                           Boston, Massachusetts 02109-3614

                          Fidelity Management Trust Company
                               82 Devonshire Street F7D
                           Boston, Massachusetts 02109-3614
                           ________________________________
                    (Names of companies filing this statement and
                      addresses of principal executive offices)


                                   ________________
                        Fidelity Management & Research Company
                               82 Devonshire Street F7D
                           Boston, Massachusetts 02109-3614
                           ________________________________
                     (Names and addresses of agents for service)


                The Commission is also requested to send copies of any
                  communications in connection with this matter to:

          Joanne C. Rutkowski, Esq.               Kimberly Phillips, Esq.
          Reid & Priest LLP                       Reid & Priest LLP
          Market Square                           40 West 57th Street
          701 Pennsylvania Avenue                 New York, New York 10019
          Suite 800
          Washington, D.C. 20004

          Item I.   Description of Proposed Transaction.
                    ____________________________________

               Fidelity Management & Research Company ("FMR Co.") and Fidelity Management Trust Company ("FMTC") (FMR Co. and FMTC, are herein collectively referred to as "Fidelity" or the "Applicant"), anticipate that the funds and accounts managed by them will receive, in the aggregate, more than ten percent (10%) of the voting securities of the public utility company El Paso Electric Company ("El Paso") pursuant to El Paso's Fourth Amended Plan of Reorganization, dated October 27, 1995 ("Fourth Plan of Reorganization").

              The ownership of such securities by the various funds or accounts managed by Fidelity should not result in Fidelity becoming a holding company under the Public Utility
          Holding Company Act of 1935, as amended (the "Act"). However, positing solely for purposes of this application that the voting interests of the various funds or accounts managed by Fidelity could be aggregated, Fidelity requests an order under section 3(a)(4), or in the alternative, section 3(a)(3) of the Act, exempting it from regulation as a holding company.

               The Disclosure Statement dated October 27, 1995, filed in connection with the Fourth Plan of Reorganization ("Disclosure Statement"), indicates that by operation of the Fourth Plan of Reorganization, Fidelity will receive, in addition to cash and debt securities, voting securities of the reorganized El Paso, in exchange for previously contracted bona fide debt of
                                             ____ ____
          El Paso. Fidelity plans to hold the voting securities for investment purposes only, and will reduce its interests to less than ten percent of the outstanding voting securities of the reorganized El Paso as soon as it is financially reasonable, consistent with Fidelity's fiduciary obligations to its investors. Accordingly, Fidelity will be "temporarily a holding company" within the meaning of section 3(a)(4), and entitled to exemption under that section.

              In the alternative, Fidelity urges the Commission to grant it an exemption under the plain meaning of section 3(a)(3). Fidelity is primarily engaged in investment management. It is only incidentally a holding company by reason of its ownership of the El Paso voting securities pursuant to the operation of the Fourth Plan of Reorganization. Fidelity will not derive a material amount of income from its holdings of El Paso voting securities.

               As explained more fully herein, the proposed exemption will not result in detriment to the public interest or the interest of investors or consumers. If an exemption is granted, Fidelity's parent FMR Corp. and its controlling shareholders will claim exemption from regulation pursuant to rule 10(a)(2).

               A hearing on the Disclosure Statement is set for November 7, 1995, and confirmation of the Fourth Amended Plan of
          Reorganization is anticipated on January 9, 1996.   It is a
          condition precedent to confirmation that Fidelity not be required to register as a holding company under the Act, and that the reorganized El Paso not be a subsidiary company of a registered holding company. Accordingly, Fidelity requests expedited consideration of its application, and asks the Commission to issue an order in this matter no later than December 31, 1995.

               A.   Description of Fidelity
                    _______________________

               FMR Co. is an investment adviser registered under section 203 of the Investment Advisers Act of 1940, as amended, and FMTC is a bank as defined in section 3(a)(6) of the Securities Exchange Act of 1934, as amended. FMR Co. and FMTC are each Massachusetts corporations and wholly-owned subsidiaries of a third Massachusetts corporation, FMR Corp., which is also engaged in various other businesses.

               FMR Co. provides investment advisory services to investment companies which are registered under section 8 of the Investment Company Act of 1940, as amended, and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Funds"). FMTC serves as trustee or investment manager for various private investment accounts, primarily employee benefit plans (the "Accounts").

               Fidelity is principally engaged in the business of investment management. Fidelity affiliates are also involved in various other lines of business including, but not limited to, venture capital asset management, securities brokerage, transfer and shareholder servicing, and real estate development. As of August 31, 1995, the Applicant had assets under management of approximately $373.6 billion.

               Neither the Applicant nor any of its affiliates is presently a "public utility company" or a "holding company" under the Act.

               B.   Description of El Paso Electric Company
                    _______________________________________

               (1)  General
                    _______

               According to the Disclosure Statement, El Paso is a public utility company which generates and distributes electricity in El Paso, Texas and in an area of the Rio Grande Valley in western Texas and southern New Mexico, and sells electricity to wholesale customers in southern California, New Mexico, Texas, and Mexico. Its interconnected system serves approximately 271,000 customers and covers an estimated population of 818,000. El Paso had revenues of approximately $550 million in 1994. El Paso's size, based on the areas it services and its earnings, is small relative to other public utility companies in the United States.

               (2)  El Paso's Bankruptcy
                    ____________________

               On January 8, 1992, El Paso filed a petition for relief under Chapter 11 of the United States Bankruptcy Code. During the year following the Chapter 11 filing, El Paso negotiated with creditors and equity holders to structure two different plans of reorganization. The plans were unsuccessful.

               Also during this period, Southwestern Public Service Company and Central and South West Corporation ("CSW") separately entered into negotiations to acquire El Paso. On May 5, 1993, El Paso filed a third plan of reorganization under which El Paso would have become a wholly-owned subsidiary of CSW. Pursuant to the merger agreement between CSW and El Paso, and the third plan of reorganization, Fidelity and other holders of El Paso debt securities would have received a combination of debt and equity of the reorganized El Paso, in exchange for the existing El Paso debt securities.

               As part of its distressed investment business, Fidelity had purchased certain of El Paso's outstanding lease obligation bonds and secured lease obligation bonds and unsecured debt prior to this time.1 During the two-year period following the filing of the third plan of reorganization, various Funds and Accounts continued to buy and sell El Paso securities. At present, approximately fifteen Funds and Accounts managed by the Applicant now hold, in the aggregate, outstanding lease obligation bonds and secured lease obligation bonds with face value of approximately $224 million and approximately $83 million of unsecured debt.2

               These debt securities were acquired for
          investment purposes, continue to be held exclusively for such purposes and, at current market value, represent approximately six one hundredths of a percent (0.06%) of the assets under the Applicant's management and have produced a comparable percentage of the Applicant's income since their acquisition.

               According to the Disclosure Statement, on June 9, 1995, CSW terminated the merger agreement. The negotiations thereafter between El Paso and its debt and equity holders have focused on a stand-alone reorganization involving, among other things, the distribution of cash, as well as first mortgage bonds, preferred stock, and common stock of reorganized El Paso, to holders of the lease obligation bonds and the secured lease obligation bonds and unsecured debt. The Fourth Plan of Reorganization provides for the distribution of eighty-five percent (85%) of the common stock of reorganized El Paso to these creditors.3

               Fidelity thus has found itself in the position of expecting to receive up to thirty percent (30%) of the common stock of reorganized El Paso.

               As a member of the Official Committee of Unsecured Creditors (the "Creditors' Committee") in the El Paso Chapter 11 proceeding, Fidelity has participated in the negotiation of the Fourth Plan of Reorganization. As one of three co-chairs of the Creditors' Committee, Fidelity serves on a five-member committee that will nominate nine new members of the Board of Directors of the reorganized El Paso, and recommend one of those new members for the position of Chief Executive Officer of the reorganized El Paso.4 The other four members will be existing members of the current Board. All of these selections will be subject to the approval of the current Board of Directors of El Paso.

               The Creditors' Committee will be dissolved at the close of business on the effective date of the Fourth Plan of Reorganization. Thereafter, Fidelity will not be represented on
                                                     ___
          the Board by any of its directors, officers, or other employees. As a large shareholder, Fidelity may be invited to attend meetings of reorganized El Paso's Board of Directors as an observer, on a nonvoting basis.

               A hearing on the Disclosure Statement is set for November 7, 1995, and confirmation of the Fourth Amended Plan of
          Reorganization is anticipated on January 9, 1996.   It is a
          condition precedent to confirmation that Fidelity not be required to register as a holding company under the Act, and that the reorganized El Paso not be a subsidiary company of a registered holding company. Accordingly, Fidelity requests expedited consideration of its application, and asks the Commission to issue an order in this matter no later than December 31, 1995.

          Item II.  Argument
                    ________

               A.   Fidelity will not be a holding company within the
                    _________________________________________________
          meaning of the Act.
          __________________

                The voting securities of reorganized El Paso will be held by approximately fifteen separate entities, none of which will hold ten percent (10%) or more of such voting securities. Unless these interests are aggregated, Fidelity is not a holding company within the meaning of section 2(a)(7) of the Act.

               The Commission has not yet addressed the circumstances in which utility interests owned or managed by a company such as Fidelity should be aggregated. The facts of this matter demonstrate that Fidelity will not exercise such a controlling influence over the management or policies of the reorganized El Paso as to make it necessary or appropriate to aggregate and so subject Fidelity to regulation as a holding company. Although Fidelity has acted to protect its rights as a creditor in bankruptcy, its role will substantially diminish following the effective date of the reorganization.5 Thereafter, Fidelity will vote to protect its interests as a shareholder, but it will not
                                                                      ___
          be represented on the Board by any of its directors, officers, or other employees. Further, although as a large shareholder Fidelity may be invited to attend meetings of reorganized El Paso's Board of Directors, it will participate as an observer only, on a nonvoting basis.

               In addition, Fidelity will continue to be extensively regulated by the Commission under the Investment Advisers Act of 1940, as amended, and the other federal securities laws, in its primary investment management business.

               Accordingly, Fidelity asserts that it will not be a holding company within the meaning of the Act, with respect to the reorganized El Paso.

               B. In the alternative, Fidelity would be entitled to an exemption from regulation as a holding company.
                    ____________________________________________________


               Positing solely for purposes of this application that the voting interests should be aggregated, Fidelity would nonetheless be entitled to an exemption under section 3(a)(4) or section 3(a)(3) of the Act.

               (1) Section 3(a)(4) provides an exemption for a company such as Fidelity that is temporarily a holding company, having acquired utility securities in liquidation of a previously contracted bona fide debt.
                    ______________________________________________________


               Section 3(a)(4) of the Act provides an exemption from regulation under the Act when holding company status is "temporary" in nature:

                    such holding company is temporarily a holding company solely by reason of the acquisition of securities for purposes of liquidation or distribution in connection with a bona fide debt previously contracted or in connection with a bona fide arrangement for the underwriting or distribution of securities.

          The Commission in Manufacturers Trust Co., 9 S.E.C. 283 (1941),
                            _______________________
          explained that the language of section 3(a)(4) "clearly denotes a desire to give an applicant thereunder a reasonable time in which it might dispose of its public utility or holding company securities without being subject to the Act." Id. at 288.
                                              __
               Cases under section 3(a)(4) generally involve companies that have acquired utility securities in connection with litigation, see, e.g., Manufacturers Trust Co., 3 S.E.C. 845
          ___  ____  _______________________
          (1939); reorganization proceedings, see, e.g., National Supply
                                              ___  ____  _______________
          Co. of Delaware, 1 S.E.C. 742 (Oct. 1, 1936) and American Community
          _______________                                  __________________
          Power Co., 1 S.E.C. 527 (June 26, 1936); or proceedings under
          _________
          section 11 of the Act, see, e.g., Massachusetts Mutual Life
                                 ___  ____  _________________________
          Insurance Co., 9 S.E.C. 642 (June 17, 1942)).  The Commission has
          _____________
          used section 3(a)(4) to grant these types of companies a reasonable period of time in which to reduce their utility holdings to less than ten percent (10%) of a public utility's voting securities, without becoming subject to regulation as a holding company under the Act.

               There is little discussion in the cases under section 3(a)(4). It appears, however, that the Commission has focused on two issues: first, whether the company is "temporarily" a holding company, and second, whether its acquisitions were made for the purpose of liquidating debts contracted in its favor. See, e.g.,
                                                                 ___  ____
          Manufacturers Trust Co., 4 S.E.C. 845, 855-56 (1939).
          _______________________

               With respect to the first issue, the cases reflect alternate approaches to the question of whether a company is temporarily a holding company within the meaning of section 3(a)(4). The majority of decisions address this issue by limiting the duration of the exemption. See, e.g., Coastal States -- Lo-Vaca Settlement
                             ___  ____  ____________________________________
          Trust Mercantile National Bank at Dallas, Holding
          ________________________________________
          Co. Act Release No. 21104 (April 23, 1979) (seven-year period). See also Massachusetts Mutual Life Insurance Co., 9 S.E.C. 542
          ________________________________________________
          (1941) and Holding Co. Act Release Nos. 3218
          (Dec. 26, 1941) and 3617 (June 17, 1942) (initial grant of six-month exemption, and extensions).

               Some early decisions, however, are silent in this regard. Instead, these decisions look to the intention of the applicant. In Halsey, Stuart & Co., for example, the Commission
             ____________________
          cited a variety of factors, including "the present intention of applicant not to take an active role in the management of the [utility] companies nor to hold these securities permanently," in support of its determination that applicant was entitled to an exemption under section 3(a)(4), 1 S.E.C. at 325. See also
                                                              ___ ____
          National Supply Co. of Delaware, 1 S.E.C. 742 (1936),
          _______________________________
          and Stone & Webster and Blodget, 3 S.E.C. 234 (1938) (noting that
              ___________________________
          active control over management was not exercised).  Compare
                                                              _______
          Manufacturers Trust Co., 4 S.E.C. at 854-55
          _______________________
          (exemption denied company organized solely to act as holding company for bank's equity interests in public utility securities where such securities were not acquired in liquidation of debt and company exercised active control "of the same character as that exercised by other utility holding companies").

               A fair reading of these decisions would be that where the exemption was not expressly time-limited, the Commission
                        ___
          believed it necessary to consider indices of control to ensure that the exemption would not lead to a recurrence of the evils that the Act was intended to address. See Southern Co.,
                                                 ___ ____________
          Holding Co. Act Release No. 25639 n. 41 (Sept. 23, 1992).
          The contrary reading, that an applicant cannot exercise control over the utility, would be relevant if this were an application for an order under section 2(a)(7) declaring Fidelity not to be a holding company. Fidelity, however, has conceded for purposes of this application that will be a holding company with respect to the reorganized El Paso.

               In this matter, Fidelity is seeking an exemption under
          section 3(a)(4) for a period of up to three years. The exemption is needed to enable Fidelity to reduce its holdings in the reorganized El Paso in an orderly fashion, consistent with market conditions and Fidelity's fiduciary obligations to its investors. We note that the Commission has granted exemptions under section 3(a)(4) for periods as long as seven years. See Coastal States -
                                                       ____________________
          - Lo-Vaca Settlement Trust Mercantile National Bank at Dallas,
          _____________________________________________________________
          Holding Co. Act Release No. 21104 (April 23, 1979). Fidelity believes, however, that three years would be a reasonable period in which the reorganization of El Paso would have "an opportunity to be reflected in increased earnings and improved market prices." Massachusetts Mutual Life Insurance Co., 9 S.E.C. 642, 644 (1941).
          _______________________________________
          The grant of a three-year temporary exemption would be consistent with the Commission's practice in other matters under the Act.
          See Kansas Power & Light Co., Holding Co. Act Release No. 25465
              ________________________
          (Feb. 5, 1992)(granting a three-year temporary exemption), and CINergy Corp., Holding Co. Act Release No. 26146 (Oct. 21,
          _____________
          1994) (reserving jurisdiction for three years over issues related to gas operations and nonutility businesses of new registered holding company).

               The other objective requirement of section 3(a)(4) is
          clearly met.  The need for exemption arises solely because
          Fidelity will receive the voting securities of the reorganized El
          Paso in exchange for previously contracted bona fide debt.  The
                                                     ____ ____
          fact that Fidelity acquired the debt as part of its distressed investments business does not affect Fidelity's right to an exemption. If El Paso had been acquired by Central and South West Corporation pursuant to the executed merger agreement, the debt acquired by Fidelity would have been converted into a combination of cash and securities. Fidelity, in the aggregate, would not have owned, controlled, or held, with power to vote ten percent or more of the voting securities of the resulting company and, so there would not have been an issue for Fidelity under the 1935 Act.

               CSW's termination of the merger agreement necessitated a fourth "stand-alone" plan of reorganization which is the subject of this filing. Pursuant to the Fourth Plan, Fidelity will receive common stock of the reorganized El Paso in exchange for the debt it now holds of the existing El Paso. The exchange of equity for existing debt securities is mandated by the debtor's financial problems; it is necessary to effect the reorganization that will enable El Paso to emerge from bankruptcy as a viable entity.

               After the Fourth Plan of Reorganization becomes effective, Fidelity will, of course, continue to vote its shares consistent with its fiduciary duty to its investors. In addition, as a large shareholder, Fidelity may be invited to attend meetings of reorganized El Paso's Board of Directors as an observer, on a nonvoting basis. Fidelity does not intend to hold reorganized El Paso's voting securities permanently in order to exercise control; rather, Fidelity intends to retain these voting securities only temporarily, for investment purposes only, with the intention to liquidate all or a significant portion thereof as soon as reasonably practicable, consistent, of course with market conditions and Fidelity's fiduciary obligations to its investors.

               Because of the limited duration of the exemption and extensive regulatory oversight to which El Paso is otherwise subject, the exemption will not result in detriment to the public interest or the interest of investors or consumers. Investors will be protected under the federal securities laws and the Bankruptcy Code. El Paso will be subject to regulation by the Federal Energy Regulatory Commission, the Texas Public Utility Commission and the New Mexico Public Utility Commission. As the SEC has recognized, these other regulators are primarily responsible for the protection of consumers.6 Indeed, confirmation of the Fourth Plan of Reorganization is conditioned upon receipt of certain approvals and determinations from these regulators.

               Accordingly, Fidelity asks the Commission to issue an order granting it an exemption from regulation as a holding company under the Act for a period of up to three (3) years from the date of acquisition of such voting securities. During this period, Fidelity will seek to reduce its holdings such that its aggregated ownership is less than 10% of the outstanding voting securities of the reorganized El Paso. Any sale of Fidelity's holdings of reorganized El Paso's common stock will comply with the applicable requirements of the Securities Act of 1933, as amended. If, despite its good faith efforts, Fidelity is unable to reduce its holdings in a manner consistent with its fiduciary obligations, it will seek an order extending the period of exemption.

               (2) Section 3(a)(3) provides an exemption for a company such as Fidelity that is only incidentally a holding company.
                    ____________________________________________________


               Fidelity is also entitled to an exemption under the plain meaning of section 3(a)(3):

               such holding company is only incidentally a holding company, being primarily engaged or interested in one or more businesses other than the business of a public-utility company and (A) not deriving, directly or indirectly, any material part of its income from any one or more subsidiary companies, the principal business of which is that of a public-utility company, or (B) deriving a material part of its income from any one or more such subsidiary companies, if substantially all the outstanding securities of such companies are owned, directly or indirectly, by such holding company.

          Fidelity satisfies the objective criteria for the exemption. The Applicant is primarily engaged in the business of investment management, and it will derive an immaterial part of its income from the reorganized El Paso.

               Fidelity recognizes that the Commission has traditionally interpreted this section to require that the utility operations be "functionally related" to the holding company's primary nonutility business (see Cities Service Co., 8 S.E.C. 318, 328-29
                                   __________________
          (Dec. 23, 1940)); and small in an absolute sense (see Standard Oil
                                                                ____________
          Co., 10 S.E.C. 1122, 1128-29 (Feb. 5, 1942), citing Cities Service).
          ___                                                 ______________
          This restrictive interpretation was intended to prevent the widespread evasion of regulation that could occur if companies were able to avoid regulation as holding companies under the Act simply "by acquiring and holding the stocks of companies doing some business other than that of a retail utility business." Electric Bond and Share Co., 33 S.E.C. 21, 43 (Feb. 6, 1952).
          ___________________________
          At that time, companies that controlled a significant part of the country's utility operations were attempting, by one device or another, to defeat the purposes of the Act.

               Fidelity is not a company that is attempting to escape regulation under the Act by posturing itself as a company only incidentally investing in utility operations. Rather, the Applicant is in the business of investment management, and its anticipated holdings of the voting securities of El Paso are merely derived from its primary business of investment management. As noted above, the debt securities in this matter represent, at current market value, approximately six one hundredths of a percent (0.06%) of the assets under Fidelity's management and have produced a comparable percentage of Fidelity's income since their acquisition.

               It is appropriate for the Commission to liberalize its interpretation of section 3(a)(3) in these circumstances. The Applicant's relationship with El Paso is within the plain meaning of section 3(a)(3) and, as explained above, the proposed exemption will not result in harm to utility consumers. For these reasons, Fidelity should be granted an exemption from regulation as a holding company under section 3(a)(3) of the Act. See Gaz Metropolitan, Inc. and Gaz Metropolitain and Company,
          _____________________________________________________________
          Limited Partnership, Holding Co. Act Release No. 26170
          ___________________
          (Nov. 23, 1994) (exemption granted under section 3(a)(5) of the Act where the literal terms of the statute were satisfied, and it appeared that the exemption would not be detrimental to consumers).

               C.   Conclusion
                    __________

               For the reasons set forth above, should the Applicant be classified as a "holding company" under the Act upon the conversion of its El Paso debt securities into voting securities of reorganized El Paso, the Applicant requests an exemption from regulation as a holding company under the Act pursuant to section 3(a)(4), or in the alternative, section 3(a)(3).

               As noted above, a hearing on the Disclosure Statement is set for November 7, 1995, and confirmation of the Fourth Amended Plan of Reorganization is anticipated on January 9, 1996. It is a condition precedent to confirmation that Fidelity not be required to register as a holding company under the Act, and that the reorganized El Paso not be a subsidiary company of a registered holding company. Accordingly, Fidelity requests expedited consideration of its application, and asks the Commission to issue an order in this matter no later than December 31, 1995.

          Item III. Applicable Statutory Provisions.
                    ________________________________

               FMR Co. and FMTC consider sections 2(a)(7), 3(a)(3) and 3(a)(4) of the Act, and rule 10(a)(2) thereunder, to be applicable to the proposed transaction. To the extent that the proposed transaction is considered by the Commission to require authorization, approval or exemption under any section of the Act or rules thereunder, other than those specifically referred to above, request for such authorization, approval or exemption is hereby made.

          Item IV.  New Mexico Regulatory Approval.
                    _______________________________

               As a result of the debt/equity exchange contemplated by the Fourth Plan of Reorganization, Fidelity may be deemed to be a public utility holding company or an affiliated interest of the reorganized El Paso, within the meaning of the New Mexico Public Utility Act. To the extent that the approval of the New Mexico Public Utility Commission may be required, Fidelity will either file for such approval or else request a variance from the requirements of the New Mexico law. It is Fidelity's understanding that the relevant New Mexico laws and regulations were not intended to reach a situation such as this (in which Fidelity's equity interest results from its position as a major unsecured creditor of a utility in bankruptcy reorganization proceedings), and where Fidelity does not have a specific intent to create a holding company under New Mexico law or otherwise have El Paso diversify into nonregulated business activities.


          Item V.   Procedure.
                    __________

               FMR Co. and FMTC request that the Commission issue its order as soon as practicable but in any event no later than December 31, 1995. FMR Co. and FMTC hereby (1) waive a recommended decision by a hearing officer or other responsible officer of the Commission, (2) consent that the Division of Investment Management may assist in the preparation of the Commission's decision in this proceeding, and (3) request that there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

          Item VI.  Exhibits.
                    _________

               A    -    Form of Notice of Proposed Transactions

               B    -    Disclosure Statement (including, as an exhibit,
                         the Fourth Plan of Reorganization)

               C    -    Application to the New Mexico Public Utility
                         Commission

          Item VII. Information as to Environmental Effects.
                    ________________________________________

               (a) The Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

               (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transaction.

                                     SIGNATURE

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


                                             FIDELITY MANAGEMENT &
                                             RESEARCH COMPANY,
                                             on its own behalf and
                                             on behalf of certain funds and
                                             accounts managed by it


                                             By:/S/ DANIEL G. HARMETZ
                                                ______________________
                                                DANIEL G. HARMETZ
                                                  VICE PRESIDENT



                                             FIDELITY MANAGEMENT
                                             TRUST COMPANY,
                                             on its own behalf and
                                             on behalf of certain funds and
                                             accounts managed by it



          Date: NOVEMBER 6, 1995            By:/S/ DANIEL G. HARMETZ
                                               ______________________
                                               DANIEL G. HARMETZ
                                                 SENIOR VICE PRESIDENT





                                     ENDNOTES


          1. A portion of Fidelity's investment activities include investments in financially troubled companies. These investments, which may include investments in debt or equity securities, as well as bank debt or trade claims, involve companies that appear to possess sound management or strong market franchises but nonetheless, for various reasons, are experiencing financial difficulty.

          2. In addition, the Funds and Accounts hold El Paso secured debt with face value of approximately $27 million and $33 million, respectively, of the Rio Grande Resources Nuclear Fuel Facility. Under the Fourth Plan of Reorganization, none of the secured debt will be exchanged for common stock of the reorganized El Paso.

          3. This percentage could increase to as much as ninety-nine and one-half percent (99.5%) in the case that certain classes of El Paso stockholders and persons with options to purchase El Paso stock reject the plan.

          4. The five member committee is made up of two members of the existing Board of Directors and the three co-chairs of the Creditors' Committee.

          5. The fact that Fidelity has actively participated in the negotiation of the Fourth Plan of Reorganization does not alter the conclusion that the company is entitled to an exemption under section 3(a). The Bankruptcy Code requires creditors such as Fidelity to take affirmative action to protect their claims.
          See, e.g., section 1141 of the Bankruptcy Code
          ___  ____
          (confirmation of a plan of reorganization generally discharges debtor from all claims that have not been provided for in the plan). The Commission has implicitly sanctioned such actions as a necessary part of the reorganization process. Northeast
                                                           _________
          Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990),
          _________
          supplemented, Holding Co. Act Release No. 25273 (March 15, 1991),
          ____________
          aff'd sub nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir.
                         ______________________
          1992), and Eastern Utilities Associates, Holding Co. Act Release
                     ____________________________
          No. 25719 (Dec. 29, 1992), in which creditors actively negotiated plans of reorganization in Seabrook-related bankruptcies. Further, as noted above, the Creditors' Committee will be dissolved at the close of business on the effective date of the Fourth Plan of Reorganization. Thereafter, Fidelity will not be
                                                                    ___
          represented on the Board by any of its directors, officers, or other employees.

          6. The legislative history, for example, indicates that the Act was intended "simply to provide a mechanism to create conditions under which effective Federal and State regulation will be possible." S. Rep. No. 621, 74th Cong., 1st Sess. 11 (1935) (discussing section 11, "the very heart of the title").

                                     EXHIBIT INDEX

           Exhibit
           _______

           A      Form of Notice of Proposed Transactions

           B      Disclosure Statement (including, as an exhibit,     P
                  the Fourth Plan of Reorganization)

           C      Application to the New Mexico Public Utility        P
                  Commission